UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Preliminary Operating Results for Fiscal Year 2015

On February 4, 2016, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2015. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by our independent auditors and are subject to change.

1.	Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2015	3Q 2015*	% Change Increase (Decrease) (Q to Q)	4Q 2014	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	4,609,307	6,971,077	(33.88)	5,580,537	(17.40)
	Cumulative	22,233,276	17,623,969	—	21,448,094	3.66
Net operating profit	Specified Quarter	346,009	541,339	(36.08)	365,718	(5.39)
	Cumulative	1,821,134	1,475,125	—	1,959,123	(7.04)
Profit before income tax	Specified Quarter	429,990	568,441	(24.36)	292,214	47.15
	Cumulative	2,164,695	1,734,705	—	1,901,425	13.85
Profit for the period	Specified Quarter	351,701	423,934	(17.04)	207,020	69.89
	Cumulative	1,727,306	1,375,605	—	1,415,111	22.06
Profit attributable to shareholders of the parent company	Specified Quarter	347,125	414,499	(16.25)	202,975	71.02
	Cumulative	1,698,318	1,351,193	—	1,400,722	21.25

*	The figures have been restated to reflect adjustments in earnings of an affiliated company.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2015	3Q 2015	% Change Increase (Decrease) (Q to Q)	4Q 2014	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,268,372	5,164,723	(36.72)	4,261,038	(23.30)
	Cumulative	16,367,176	13,098,804	—	16,283,978	0.51
Net operating profit	Specified Quarter	233,047	297,238	(21.60)	275,098	(15.29)
	Cumulative	1,179,981	946,934	—	1,376,719	(14.29)
Profit before income tax	Specified Quarter	195,752	312,266	(37.31)	206,699	(5.30)
	Cumulative	1,381,229	1,185,477	—	1,360,275	1.54
Profit for the period	Specified Quarter	143,434	233,615	(38.60)	147,979	(3.07)
	Cumulative	1,107,238	963,804	—	1,029,041	7.60
Profit attributable to shareholders of the parent company	Specified Quarter	143,434	233,615	(38.60)	147,979	(3.07)
	Cumulative	1,107,238	963,804	—	1,029,041	7.60

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Operating Results of KB Kookmin Card (Consolidated)

(Won in millions, %)		4Q 2015	3Q 2015	% Change Increase (Decrease) (Q to Q)	4Q 2014	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	753,481	765,881	(1.62)	727,303	3.60
	Cumulative	2,994,808	2,241,327	—	2,864,957	4.53
Net operating profit	Specified Quarter	100,827	152,754	(33.99)	77,246	30.53
	Cumulative	474,393	373,566	—	438,481	8.19
Profit before income tax	Specified Quarter	89,347	152,762	(41.51)	73,492	21.57
	Cumulative	462,252	372,905	—	433,406	6.66
Profit for the period	Specified Quarter	70,161	116,061	(39.55)	58,240	20.47
	Cumulative	355,020	284,859	—	332,701	6.71
Profit attributable to shareholders of the parent company	Specified Quarter	70,161	116,061	(39.55)	58,240	20.47
	Cumulative	355,020	284,859	—	332,701	6.71

*	Represents the sum of interest income, fee and commission income, and other operating income.

Declaration of Cash Dividends by KB Financial Group

On February 4, 2016, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 980 per common share (total dividend amount: KRW 378,624,659,140), subject to shareholder approval. The record date is December 31, 2015, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 25, 2016.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditors.

The total number of common shares that are eligible for payment of dividends is 386,351,693 shares.

Declaration of Cash Dividends by KB Kookmin Bank

On February 3, 2016, the board of directors of KB Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 941 per common share (total dividend amount: KRW 380,520,748,156), subject to shareholder approval. The record date is December 31, 2015, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 24, 2016. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditors.

Declaration of Cash Dividends by Kookmin Card

On February 3, 2016, the board of directors of Kookmin Card, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 2,174 per common share (total dividend amount: KRW 200,008,000,000), subject to shareholder approval. The record date is December 31, 2015, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Card. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Card.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Card and the results of the audit of Kookmin Card by its independent auditors.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 4, 2016, KB Financial Group reported changes in its revenue and profit as described below.

Key Details		(Won in thousands, %)
	FY 2015	FY 2014	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue*	22,233,275,689	21,448,093,750	785,181,939	3.66
- Net operating profit	1,821,133,543	1,959,122,894	(137,989,351)	(7.04)
- Profit before income tax	2,164,695,234	1,901,424,560	263,270,674	13.85
- Profit attributable to shareholders of the parent company	1,727,305,523	1,415,110,566	312,194,957	22.06
Other Financial Data
- Total assets	329,065,467,352	308,355,708,241
- Total liabilities	300,162,746,414	280,843,035,789
- Shareholders’ equity	28,902,720,938	27,512,672,452
- Capital stock	1,931,758,465	1,931,758,465
- Shareholders’ equity / capital stock ratio (%)	1,496.19%	1,424.23%

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
-	The increase in profit was primarily due to (i) an increase in fee and commission income and (ii) a decrease in provision for credit losses mainly attributable to improved asset quality.
-	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditors and are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 4, 2016	By:	/s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director